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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sheridan Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Honey Locust
(No. and Street)

Irvine (City) California (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravinder Rayu (949) 86-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 11 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

14

SHERIDAN CAPITAL SECURITIES, LLC

Table of Contents

OATH OR AFFIRMATION

I, Ravinder Rayu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sheridan Capital Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 31 day of January 2019, by Ravinder Rayu, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________ (Seal)

Notary Public

Signature

CEO

Title

IAN DELGADO
COMM...2176963
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. December 24, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Sheridan Capital Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sheridan Capital Securities, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sheridan Capital Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sheridan Capital Securities, LLC's management. My responsibility is to express an opinion on Sheridan Capital Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sheridan Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Sheridan Capital Securities, LLC's auditor since 2014.
Tarzana, California
January 18, 2019

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	15,508
Other assets		2,078
Total assets	$	17,586

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	500
Total liabilities		500
MEMBER'S EQUITY:		
Member's equity		17,086
Total member's equity		17,086
Total liabilities and member's equity	$	17,586

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Income
For the year ended December 31, 2018

REVENUES:		
IB revenue	$	26,419
Total income	$	26,419
EXPENSES:		
Compliance		4,324
Regulatory fees		1,729
Accounting and audit		2,000
Other general and administrative expenses		5,875
Total expenses		13,928
PROFIT BEFORE INCOME TAXES		12,491
INCOME TAX PROVISION		
Income tax expense		(800)
NET INCOME	$	11,691

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2018

		Total Member's Equity
Beginning balance December 31, 2017	$	10,395
Capital withdrawal		(5,000)
Net Income		11,691
Ending balance December 31, 2018	$	17,086

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	11,691
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Other assets		(1,501)
Increase (decrease) in:		
Accounts payable		
Total adjustments		(1,501)
Net cash provided by operating activities		10,190
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawal		(5,000)
Net cash used in financing activities		(5,000)
Increase in cash		5,190
Cash-beginning of period		10,318
Cash-end of period	$	15,508
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	3,146

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sheridan Capital Securities, LLC (the "Company"), was formed in February, 2011, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities. Revenue is recognized upon execution of engagement agreement.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

SHERIDAN CAPITAL SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is engaged in mergers and acquisitions advisory and private placements and does not deal with any trading, underwriting or market making activity. Revenue from mergers and acquisition services and private placement of securities are recognized upon the successful completion of the project. Recent accounting standards as to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards. All revenues were from one client.

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January, 18th 2019 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31st, 2018

SHERIDAN CAPITAL SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2018

Note 2: ASC 606 Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The

Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company [Firm] can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2018, the Company was only subject to the minimum limited liability company income tax or $ 800.

The Company is subject to audit by the taxing agencies for years ending December 31, 2015, 2016 and 2017.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company's is using a related parties' office and no rent is charged.

Rent expense for year ended December 31, 2018 was $0

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $15,008, which was $10,008 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $500 to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker deal er.

Note 6: GOING CONCERN

The company is in its developmental stage and is continued viability is based upon the ability to generate new business and member's continued capitalization.

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2018

	Focus 12/31/18	Audit 12/31/18	Change
Member's equity, December 31, 2018	$ 17,086	$ 17,086	$ -
Subtract - Non allowable assets:			
Other assets	2,078	2,078	
Tentative net capital	15,008	15,008	-
Haircut	0	0	-
NET CAPITAL	15,008	15,008	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 10,008	$ 10,008	-
Aggregate indebtedness	500	500	-
Ratio of aggregate indebtedness to net capital	0.03	0.03	

There were no reported differences between the audit and Focus at December 31, 2018.

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2018

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Sheridan Capital Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***January 1, 2018 through December 31, 2018.***

(Sheridan Capital Securities, LLC)

By:

RAVINDER RAYU, CEO

January, 18, 2019

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Sheridan Capital Securities, LLC
Irvine, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Sheridan Capital Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sheridan Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Sheridan Capital Securities, LLC, stated that Sheridan Capital Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Sheridan Capital Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Sheridan Capital Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 18, 2019